January 11, 2011

DIRECT DIAL 212.451-2220
EMAIL :RFRIEDMAN@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-3561
Attention: John Dana Brown, Esq.

Re:	Empire Resorts, Inc.
Preliminary Proxy Statement on Schedule 14A filed on January 5, 2011 (the “Proxy Statement”)
File Number: 001-12522

Ladies and Gentlemen:

We are counsel for Empire Resorts, Inc., a Delaware corporation (the “Company”).  We acknowledge receipt of the letter of comment, dated January 10, 2011, from the Division of Corporation Finance (the “Comment Letter”) with regard to the Proxy Statement.  The following reflects our response to the Comment Letter. The section and page number references below refer to the Proxy Statement.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Proxy Statement.

General

1.
It appears that you are not an “S-3 Registrant” as the term is used in Item 13(b)(1) of Schedule 14A.  It appears from page 16 that you do not intend to deliver copies of the information incorporated by reference with the proxy materials. Please tell us why you are not including copies of the information required by Item 13(a) of Schedule 14A with the proxy statement, as required by Item 13(b)(2) of Schedule 14A, or advise.

We hereby acknowledge the staff’s comment and the disclosure on page 16 of the Proxy Statement has been revised to reflect that the Company will deliver copies of the information incorporated by reference with the proxy materials.

January 11, 2011

2.
In this regard, we also note the statement on page 15 that information contained in documents incorporated by reference is “automatically updated” by information filed with the Commission that “modifies or replaces” the information.  Please tell us how you are able to do so in light of Item 13(b) of Schedule 14A.

We hereby acknowledge the staff’s comment and the first paragraph of the Incorporation By Reference section on page 15 of the Proxy Statement has been revised to read as follows:

“The Commission allows us to “incorporate by reference” information into this proxy statement.  This means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this proxy statement.  However, any statement contained in a document that is incorporated by reference into this proxy statement will be deemed to be updated and superseded for purposes of this proxy statement to the extent information contained in this proxy statement modifies or replaces the information.  We are incorporating by reference the following items in documents filed by us with the Commission:”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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January 11, 2011

Please direct any questions or comments concerning the Proxy Statement or this response to the undersigned at (212) 451-2220 or to Jason Saltsberg at (212) 451-2320.

Very truly yours,

/s/ Robert H. Friedman

Robert H. Friedman

cc: Joseph A. D’Amato